ARTICLES OF AMENDMENT

Premier Global Investing, Inc., a Maryland corporation having its principal office in the state of Maryland at 32 South Street, Baltimore, Maryland (hereinafter called the "Corporation"), herby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:             The charter of the Corporation is hereby amended by striking Article SECOND of the Articles of Incorporation and inserting in lieu thereof the following:

"SECOND:       The name of the corporation (hereinafter called the 'Corporation') is Premier Global Investing, Inc."

SECOND:         The Corporation is registered as an open-end investment company under the Investment Company Act of 1940.

THIRD:            These Articles of Amendment were approved by at least a majority of the entire Board of Directors of the Corporation and are limited to changes expressly permitted by Section 2-605 of subtitle 6 of Title 2 of the Maryland General Corporation Law to be made without action of the stockholders of the Corporation.

FOURTH:         These Articles of Amendment will be effective at 5:00 p.m. on February 27, 1995.

The Vice President acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that to the best of his knowledge, information and belief the matters and facts set forth in these Articles with respect to the authorization and approval of the amendment of the Corporation's charter are true in all material respects, and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, Dreyfus Global Investing, Inc. has caused this instrument to be filled in its name and on its behalf by its Vice President, Eric B. Fischman, and witnessed by its Assistant Secretary, Ruth D. Leibert on the 21st day of February, 1995.

Dreyfus GLOBAL INVESTING, INC.

By: /s/ Eric B. Fischman

Eric B. Fischman,

Vice President

WITNESS:

 /s/ Ruth D. Leibert
Ruth D. Leibert,
Assistant Secretary